EXHIBIT 21.1

The LGL Group, Inc. Subsidiaries

Subsidiary Name	State or Country of Organization		The LGL Group Investment
M-tron Systems Holdings, LLC	Delaware
M-tron Industries, Inc.	Delaware		100.0%
Piezo Technology, Inc.	Florida		100.0%
Piezo Technology India Private Ltd.	India		99.9%
M-tron Asia, LLC	Hong Kong		100.0%
M-tron Industries, Ltd.	Hong Kong		100.0%
M-tron Services, Ltd.	Hong Kong		100.0%
Precise Time and Frequency, LLC	Delaware		100.0%
Lynch Systems, Inc.	South Dakota		100.0%
LGL Systems Acquisition Holding Company, LLC	Delaware	*	62.2%

* VIE accounted for as an equity method investment (Initial capital - 62.2%; membership interest - 43.57%)